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MAR 04 2014

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45375

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cole Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2325 East Camelback Road, Suite 1100
(No. and Street)

Phoenix	AZ	85016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David M. Schmidt — (602) 778-6293
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 1000	Denver	CO	80202-3910
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP
3/28

OATH OR AFFIRMATION

I, David M. Schmidt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cole Capital Corporation, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal Financial Officer

Title

CARMEN VEGA
Notary Public - Arizona
Maricopa County
My Comm. Expires Sep 20, 2016

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey

Assurance ▪ Tax ▪ Consulting

Cole Capital Corporation

Statement of Financial Condition
December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934

Cole Capital Corporation

Contents
December 31, 2013

Independent Auditor's Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 – 5

McGladrey

Independent Auditor's Report

To the Board of Directors
Cole Capital Corporation
Phoenix, Arizona

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Cole Capital Corporation (the Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cole Capital Corporation as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Denver, Colorado
February 27, 2014

Cole Capital Corporation

Statement of Financial Condition
As of December 31, 2013

ASSETS	
Cash and cash equivalents	$ 9,903,625
Prepaid expenses	89,283
Accounts receivable	4,620
Due from affiliates	83,054
Total assets	$ 10,080,582
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accrued expenses	$ 4,514,598
Commitments and contingencies	
STOCKHOLDER'S EQUITY	
Common stock, no par value; authorized 1,000,000 shares; 13,600 shares issued and outstanding	13,600
Contributed capital	28,939,000
Accumulated deficit	(23,386,616)
Total stockholder's equity	5,565,984
Total liabilities and stockholder's equity	$ 10,080,582

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business:

Cole Capital Corporation (the Company), a wholly-owned subsidiary of Cole Capital Advisors, Inc. ("CCA" or the "Parent"), is licensed to operate as a broker-dealer, under the Securities Exchange Act of 1934. The Company's principal business is to act as the dealer manager or sales agent for publically registered, non-traded real estate investment trusts (REITs), the private placement of real estate limited partnerships, and other securities offered by affiliates of the Company (the Offerings).

CCA is indirectly owned by Cole Real Estate Investments, Inc. (NYSE: COLE) ("Cole", formerly known as "Cole Credit Property Trust III, Inc.") as a result of Cole acquiring Cole Holdings Corporation ("CHC") on April 5, 2013 pursuant to a transaction whereby CHC merged with and into CREInvestments, LLC ("CREI"), a wholly-owned subsidiary of Cole. As a result of the merger, the Company is wholly-owned by CREI.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as broker-dealer, and does not hold funds or securities for or owe money or securities to customers.

Summary of significant accounting policies:

The Company prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States of America (GAAP). A summary of significant accounting policies is as follows:

Cash and cash equivalents:

For purposes of this financial statement, the Company considers all highly liquid investment instruments purchased with an original maturity date of three months or less to be cash equivalents.

Income taxes:

For tax years beginning on or before January 1, 2013, the Company had elected under the Internal Revenue Code ("IRC") to be taxed as a Qualified Subchapter S Subsidiary. In lieu of corporate income taxes, the stockholder of the S Corporation Parent was taxed on the Company's taxable income. Therefore, no liability for income taxes is included in this financial statement.

As a result of the merger, and for tax years beginning on or after April 8, 2013, the Company has elected under the IRC to be taxed as a taxable REIT subsidiary. As such, the Company is now subject to federal and state corporate income taxes and will be included in the consolidated tax return filings of its Parent.

The Company has adopted FASB Accounting Standards Codification Topic 740, *Income Taxes* ("ASC 740") and intends to adhere to FASB Statement No. 109, *Accounting for Income Taxes* ("FAS 109") and FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), both of which have been primarily codified in ASC 740, with respect to its accounting for income taxes and uncertain tax positions.

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Concentration of credit risk:

The Company maintains its cash in bank deposit accounts, which at times, significantly exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Use of estimates:

The preparation of the statement of financial condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Note 2. Accrued Expenses

Accrued expenses consist primarily of wholesaler commissions and bonuses payable to the Company's registered representatives for capital raised in the Offerings of affiliates of the Company.

Note 3. Related Party Transactions

As of December 31, 2013, $83,054 was due to the Company related to services performed.

Note 4. Net Capital Rule

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital and a minimum net capital requirement of $5,389,027 and $300,973, respectively, which was $5,088,054 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 0.84 to 1.

Note 5. Commitments and Contingencies

In the ordinary course of business, the Company may become subject to litigation or claims. In the opinion of management, all such matters that the Company is aware of are either covered by insurance, are without merit, or are of an amount that would not have a material effect on the financial position of the Company if disposed of unfavorably.

In addition, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

Note 6. Income Taxes

In accordance with ASC 740, deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to tax carryforwards and temporary differences in the timing of the recognition of income and expense for tax and financial reporting purposes. Temporary differences arise from differences between the book basis and tax basis of the Company's assets and liabilities which are expected to reverse at some future date. The provision for income taxes equals income taxes currently payable for the year and the net change in the deferred asset/liability balance, utilizing currently enacted tax laws and rates. The Company records a valuation allowance to reduce its deferred tax asset when it is "more-likely-than-not" that such amounts will not be realized.

For the period from April 8, 2013 through December 31, 2013, the Company has computed the components of its tax provision under the "separate-return" approach. Under this approach, the Company computes its tax provision as if it were filing separate tax returns rather than consolidated tax returns, which it actually files with its Parent. Based on the "separate return" approach, the Company has computed a federal and state net operating loss (NOL) for the period ended December 31, 2013, resulting in an income tax benefit and a deferred tax asset attributable to the NOL. Management has determined that the NOL will not be realized so a valuation allowance has been recorded to offset the deferred tax asset and the income tax benefit attributable to the NOL.

Under the "separate-return" approach, the Company has federal and state NOLs of approximately $7,974,000 and $7,974,000, respectively. These NOLs expire in 2034 for both federal and state purposes.

FIN 48 provides guidance for how uncertain income tax positions should be recognized, measured, disclosed and presented in the statement of financial condition. This requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and asset or liability in the current year. The Company recognizes interest and penalties related to unrecognized tax benefits (UTBs) within the provision for income and accrued interest and penalties related to UTBs within the related income tax liability line on the statement of financial condition. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2009. For the year ended December 31, 2013, management has determined that there are no material uncertain income tax positions.

Note 7. Subsequent Events

The Company has evaluated subsequent events through February 27, 2014, the date on which the statement of financial condition was issued.

On October 22, 2013, Cole entered into an Agreement and Plan of Merger (the "Merger Agreement") with American Realty Capital Properties, Inc. ("ARCP") and Clark Acquisition Company, LLC, a direct wholly owned subsidiary of ARCP ("Merger Sub"). The Merger Agreement provided for the merger of Cole with and into Merger Sub (the "Merger"), with Merger Sub surviving as a wholly owned subsidiary of ARCP. The Merger was completed on February 7, 2014. ARCP indirectly owns and/or controls the Company. Despite the indirect change of control of the Company, the Company is expected to continue to serve in its respective capacity as dealer manager or sales agent for publicly registered, non-traded REITs.